

Mail Stop 3720

June 21, 2010

Mr. Kenneth D. Tuchman
Chief Executive Officer
TeleTech Holdings, Inc.
9197 South Peoria Street
Englewood, Colorado 80112

     **RE:    TeleTech Holdings, Inc.**
             **Form 10-K for the Fiscal Year Ended December 31, 2009**
             **Filed February 22, 2010**
             **Definitive Proxy Statement on Schedule 14A**
             **Filed April 12, 2010**
             **File No. 001-11919**

Dear Mr. Tuchman:

     We have completed our review of your filings and do not have any further comments at this time.

                       Sincerely,

                       Larry Spirgel
                       Assistant Director